SYLA Reports First-Half 2023 Financial and Operational Results

15% Net Revenue and 109% Gross Profit Increases for the First-Half 2023 Compared to the First-Half 2022

Rimawari-kun Members Reached 261,633 as of June 30, 2023, a 58% Increase from a Year Ago and a 10% Increase from FY2022 Year-End

SYLA Continues to Aim for Fiscal Prudence and Health; Strives for an Equity Ratio of 30% while Targeting a 10% Return on Sales and a Payout Ratio of 30%

TOKYO, JAPAN – October 17, 2023 – SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, reported its interim financial results for the six months ended June 30, 2023.

First Half 2023 Recent Operational Highlights:

•	As of June 30, 2023, the number of Rimawari-kun members reached 261,633, and gross merchandise volume (total amount raised by Rimawari-kun, hereinafter “GMV”) reached ¥2,911,370,000 (approximately $20.2 million based on an exchange rate of $1.00 = ¥144.47 on June 30, 2023)
•	The average semi-annual occupancy rate in 2023 for the SYFORME series of original brand condominiums was 99.8%.
•	Announced sale of the land for condominium development located in Shimomeguro, Meguro-Ward, Tokyo. The Company originally purchased the site of approximately 2,300 sqft. in February 2022 and expanded the site to approximately 7,000 sqft. by September 2022.
•	Appointed Hajime Sugino as Head of SYLA USA to oversee the expansion of SYLA’s US-based operations and international investor communication efforts.
•	Announced the intention to establish an Employee Stock Purchase Plan (“ESPP”) as part of its efforts to enhance corporate value and provide employee benefits.
•	Announced that its Board of Directors has resolved that the Company will pay an interim dividend of ¥70 per common share (approximately $0.0048 per ADS based on an exchange rate of $1.00 = ¥145.79, the rate near the date of the relevant announcement) with a record date for ADR holders on September 11, 2023.
•	Authorized a repurchase program pursuant to which the Company may repurchase up to ¥200.0 million (approximately $1,385,000 based on an exchange rate of $1.00 = ¥144.4, the rate near the date of the relevant announcement) of its American Depositary Shares (“ADSs”), each ADS representing one one-hundredth of a common share of the Company.
•	Rimawari-kun was ranked as the top real estate crowdfunding platform in Japan by total memberships for the second year in a row, according to a market-wide survey performed by the Japan Marketing Research Organization.
•	Provided the market an update on the forecast for the full year 2023, and a plan to double the dividend per share (1 share = 100 ADRs) from ¥70 per share to ¥140 per share (approximately $0.52 per share to $1.04 per share based on an exchange rate of $1.00 = ¥134.6, the rate near the date of the relevant announcement) for the year ending December 31, 2023, compared to 2022.
•	Announced the closing of the Company’s initial public offering of 1,875,000 American Depositary Shares (“ADSs”) at a price to the public of US$8.00 per ADS, for total gross proceeds of US$15,000,000.

Management Commentary

"The first half of 2023 marked a monumental chapter in SYLA's journey highlighted by the successful close of our IPO and Nasdaq listing, as well as our reported increase in gross profit and total membership volume on the Rimawari-kun platform, underscoring our operation efficiency," said Chairman, Founder, and CEO Hiroyuki Sugimoto. "Our real estate development and sales business, which is the foundation of our sales, sees the majority of our property projects scheduled for completion during the current fiscal year, and on track and scheduled to be completed in the second half of this fiscal year. In addition, more Rimawari-kun funds are scheduled to be organized in the second half of the fiscal year than initially planned, and GMV, which indicates the aggregate amounts of funds raised through Rimawari-kun, is expected to grow significantly towards the end of the fiscal year due to successful marketing, sales, and development efforts. Our strong top line revenue growth is emblematic of our strategic prowess in navigating the competitive landscape of the domestic Japanese real estate finance and management markets. The reported growth trajectory underscores our ability to penetrate the nascent domestic market and continually iterate our value proposition to resonate with our diverse customer base. Additionally, capital allocation strategy and judicious investments in R&D, coupled with astute go-to-market initiatives, have culminated in this favorable revenue uptrend. We project the continued refinement in our revenue mix to market capture will result in sustainable value and returns for SYLA.

“To reward our internal stakeholders, our commitment to our employees has been fortified with the introduction of an Employee Stock Purchase Plan, aligning with the collective vision towards continued success. Externally, as a testament to our financial health and confidence in future profitability, we took the step of increasing our existing dividend, as well as issuing an interim dividend, affirming our commitment to return value to shareholders. The first half of 2023 showcases a company in robust health, focused on expansion, efficiency, and stakeholder alignment. Our numerous achievements in the space of management, sales, investments, and GMV growth indicate a company poised for future growth. As we move forward, we remain committed to leveraging our core competencies, refining our revenue mix, and optimizing our channels of operation to further take advantage of this momentum. We look to maintain the fulfillment of our mission statement of democratizing real estate investment around the world through technology and asset management by means of our crowdfunding platform, Rimawari-kun.”

First-Half 2023 Financial Results:

Results compare the six months ended June 30, 2023, to the six months ended June 30, 2022, unless otherwise indicated. Results below are for SYLA Technologies Co., Ltd. on a consolidated basis.

●	Total revenues for the six months ended June 30, 2023, increased to ¥9,318,404 thousand ($64.5 million based on an exchange rate of $1.00 = ¥144.47 on June 30, 2023, hereinafter the same) from ¥8,108,873 thousand ($56.1 million) for the six months ended June 30, 2022. The increase was attributable to an increase of ¥1,872,067 thousand ($13.0 million) in land sales due to the sale of a large-scale development site, and an increase of ¥342,631 thousand ($2.4 million) in data center container sales and related operation and maintenance income*. (*SYLA Biotech Co., Ltd. started a containerized data center business during 2023, in which SYLA Biotech provides a one-stop service covering construction, installation, operation, and maintenance of the data centers. The data centers are powered by solar energy, resulting in 10% less CO2 emission, taking into account the expected power demand. Our goal is to create an environmentally friendly data center that reduces carbon emissions. With the start of biomass power generation, we will aim to achieve a 100% renewable energy ratio in operating the data center. Through this new business, SYLA Biotech generates revenue from selling containerized data centers, as well as operating and maintaining them.) The increase in total revenues was offset by a decrease of ¥1,228,682 thousand ($8.5 million) in real estate sales due to the number of condominium units sold decreasing to 110 during the six months ended June 30, 2023, compared to 153 during the six months ended June 30, 2022.

●	Gross profit increased to ¥2,340,856 thousand ($16.2 million) for the six months ended June 30, 2023 from ¥1,123,954 thousand ($7.8 million) for the six months ended June 30, 2022. The increase was mainly due to the sale of a large-scale development site with higher profit.

●	Total operating expenses increased to ¥1,906,117 thousand ($13.2 million) for the six months ended June 30, 2023 from ¥1,135,751 thousand ($7.9 million) for the six months ended June 30, 2022. The increase mainly consists of a ¥314,075 thousand ($2.2 million) increase in personnel expenses resulting from the hiring of outside directors/corporate auditor (functioned as audit committee) to strengthen governance and several executive-level personnel for further business development as a publicly listed company, as well as a ¥380,669 thousand ($2.6 million) increase in legal and professional expenses and consulting fees including the costs for IPO to NASDAQ as well as listing maintenance costs, including audit expenses and legal fees for compliance with disclosure requirements and related matters.

●	Net income attributable to SYLA Technologies Co., Ltd. was ¥249,979 thousand ($1.7 million) (¥1,002.63 ($6.94) per basic share and ¥834.02 ($5.77) per diluted share) for the six months ended June 30, 2023 compared to net income attributable to SYLA Technologies Co., Ltd. of ¥101,243 thousand ($0.7 million) (¥423.23 ($2.93) per basic share and ¥361.33 ($2.50) per diluted share) for the six months ended June 30, 2022.

●	As of June 30, 2023, SYLA Technologies Co., Ltd. had ¥3,565,988 thousand ($24.7 million) in cash and cash equivalents.

●	Total net assets increased to ¥9,445,397 thousand ($65.4 million) as of June 30, 2023 from ¥6,566,690 thousand ($45.5 million) as of December 31, 2022.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, our company consists of SYLA Technologies Co., Ltd. and its consolidated subsidiaries (SYLA Co., Ltd., SYLA Solar Co., Ltd., SYLA Brain Co., Ltd., and SYLA Biotech Co., Ltd.). The Company owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. Their mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. They are engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact:

Gateway Group, Inc.

John Yi and Steven Shinmachi

SYLA@gateway-grp.com

(949) 574-3860

SYLA Technologies Company Contact:

Hajime Sugino

Head of SYLA USA

h_sugino@syla.jp

SYLA TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese Yen (“JPY”), except for share data)

	June 30,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	3,565,988	2,542,795
Restricted cash	270,501	168,630
Term deposits	139,692	160,089
Accounts receivable, net	93,865	67,776
Inventories, net	13,836,771	10,517,193
Prepaid expenses, net	602,245	647,534
Other current assets, net	279,575	185,350
Current assets of discontinued operations	-	10,600
Total current assets	18,788,637	14,299,967

Non-current assets
Restricted cash, non-current	75,987	76,578
Long-term deposits	32,661	30,511
Long-term investments, net	420,834	413,805
Property, plant and equipment, net	9,810,246	10,231,057
Solar power systems, net	512,143	361,422
Intangible assets, net	167,362	194,361
Goodwill	727,701	727,701
Operating lease right-of-use assets	2,549,709	2,597,500
Finance lease right-of-use assets	14,398	11,396
Other assets, net	1,156,754	848,676
Total non-current assets	15,467,795	15,493,007

TOTAL ASSETS	34,256,432	29,792,974

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	237,808	419,058
Accrued liabilities	149,785	159,533
Short-term loans	926,940	697,179
Current portion of long-term loans	1,202,759	1,030,850
Current portion of long-term bonds	107,015	126,525

Deferred revenue	63,870	228,426
Income tax payables	408,653	431,418
Operating lease liabilities, current	432,125	427,856
Finance lease liabilities, current	4,771	4,821
Other current liabilities	1,087,697	1,603,498
Current liabilities of discontinued operations	-	3,308
Total current liabilities	4,621,423	5,132,472

Non-current liabilities
Long-term loans	17,486,704	15,257,106
Long-term bonds	151,880	205,769
Operating lease liabilities, non-current	2,095,362	2,175,786
Finance lease liabilities, non-current	9,844	6,795
Other liabilities	445,822	448,356
Total non-current liabilities	20,189,612	18,093,812

TOTAL LIABILITIES	24,811,035	23,226,284

EQUITY
Capital stock (900,000 shares authorized, 259,391 and 239,489 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively, with no stated value)	1,096,789	161,580
Capital surplus	3,974,521	2,987,795
Retained earnings	3,000,262	2,767,001
Total SYLA Technologies Co., Ltd.’s equity	8,071,572	5,916,376
Noncontrolling interests	1,373,825	650,314
TOTAL EQUITY	9,445,397	6,566,690
TOTAL LIABILITIES AND EQUITY	34,256,432	29,792,974

SYLA TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of JPY, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2022

Revenues, net	9,318,404	8,108,873
Cost of revenues	(6,977,548)	(6,984,919)
Gross profit	2,340,856	1,123,954
Operating expenses
Selling, general and administrative expenses	(1,906,117)	(1,135,751)
Total operating expenses	(1,906,117)	(1,135,751)

Income (loss) from continuing operations	434,739	(11,797)

Other income (expenses)
Other income	254,350	157,842
Income (loss) from equity method investments	(449)	224
Other expenses	(241,732)	(152,107)
Total other income	12,169	5,959
Income (loss) from continuing operations before income taxes	446,908	(5,838)
Income tax expense	(149,060)	(35,550)
Net income (loss) from continuing operations	297,848	(41,388)
Income (loss) from discontinued operations, net of income taxes	(6,742)	190,949
Net income	291,106	149,561
Net income from continuing operations attributable to noncontrolling interests	41,127	27,710
Net income from discontinued operations attributable to noncontrolling interests	-	20,608
Less: net income attributable to noncontrolling interests	41,127	48,318
Net income attributable to SYLA Technologies Co., Ltd.	249,979	101,243

Net income (loss) from continuing operations per share:
- Basic	1,029.68	(288.85)
- Diluted	856.51	(246.61)

Income (loss) from discontinued operations per share:
- Basic	(27.04)	712.08
- Diluted	(22.49)	607.94

Net income attributable to SYLA Technologies Co., Ltd. per share:
- Basic	1,002.63	423.23
- Diluted	834.02	361.33

Weighted average shares used in calculating basic and diluted net income per share:
- Basic	249,323	239,215
- Diluted	299,730	280,193

Comprehensive income
Net income	291,106	149,561
Other comprehensive income, net of tax
Unrealized gain on available-for-sale debt securities, net of tax effect of nil and JPY65 for the six months ended June 30, 2023 and 2022, respectively	-	148
Other comprehensive income, net of tax	-	148
Comprehensive income	291,106	149,709
Comprehensive income attributable to noncontrolling interests	41,127	48,318
Comprehensive income attributable to SYLA Technologies Co., Ltd.	249,979	101,391